Exhibit 2

FIBERNET TELECOM GROUP, INC.
570 Lexington Avenue
New York, NY 10022

December 7, 2001

Nortel Networks Inc.
GMS 991 15 A40
2221 Lakeside Blvd.
Richardson, Texas 75082-4399
Attention: Paul D.Day

Ladies and Gentlemen:

     This letter agreement (the “Agreement”) is being entered into in connection with the conversion by Nortel Networks Inc. (“Nortel Networks”) of certain of its shares of Series H Preferred Stock, $.001 par value per share (the “Series H Preferred”) of FiberNet Telecom Group, Inc. (the “Company”).

     Immediately prior to the issuance of the Company’s Series J Preferred Stock, $.001 par value per share (the “Series J Preferred”) pursuant to the Purchase Agreement by and among the Company and the purchasers named therein, Nortel Networks will convert 373,947 shares of its Series H Preferred into shares of the Company’s common stock, $.001 par value per share (the “Common Stock”). One hundred thousand (100,000) shares of Nortel Networks’ Series H Preferred will remain issued and outstanding (and, together with any dividends earned thereon, the “Retained Shares”).

     For so long as at least twenty-five percent (25%) of the Retained Shares remain issued and outstanding, the Company shall not, without first obtaining the approval (by vote or written consent) of the holders of at least a majority of the Retained Shares, voting as a separate class, take any action to:

(i)	be merged with or into any other corporation or entity;

(ii)	sell all or substantially all of its assets to any third party;

(iii)	authorize, designate or issue any shares of a new class or series of equity securities senior to the Series H Preferred as to liquidation preference, redemption or dividends;

(iv)	repurchase, redeem or retire any shares of Series H Preferred or other stock ranking as to redemption, conversion, payment of dividends or distribution of assets on a parity with the Series H Preferred, except pursuant to any provision of the Company’s Certificate of Incorporation relating to the Company’s Series H Preferred (the “Series H Certificate of Designation”);

(v)	repurchase, redeem or retire any shares of Common Stock or any other shares of stock of any class of the Company, whether or not presently authorized, ranking as to redemption, conversion, payment of dividends or distribution of assets junior to the Series H Preferred;

(vi)	amend the Certificate of Incorporation in any manner adverse to the holders of the Series H Preferred (it being understood and agreed that the amendment of the Certificate of Incorporation for the purpose of authorizing and issuing the Series J Preferred and authorizing or issuing other securities with rights and preferences junior or pari passu with the rights and preferences of the Series H Preferred shall not be deemed to be adverse to the holders of the Series H Preferred);

(vii)	increase or decrease the authorized number of shares of Series H Preferred or any other series of preferred stock; or

(viii)	authorize or pay any dividend or other distribution (other than dividends payable to the holders of Series H Preferred or Series J Preferred as contemplated by the Certificate of Incorporation) with respect to the Common Stock.

     In addition, the parties hereto agree that Nortel Networks shall have such right to require the Company to redeem all or a portion of the Retained Shares, as well as such other rights, limitations and obligations, as are provided to the holders of the Series J Preferred in Sections 5, 8 and 9 of the Series J Certificate of Designation as if Nortel Networks was a holder of Series J Preferred, on a pro-rata basis (based on the aggregate redemption proceeds that would have been received by a holder for shares being redeemed had the full amount of redemption proceeds been available) with the holders of the Series J Preferred; provided that the upon any such redemption, the liquidation preference amount applicable to the redemption of the Series H Preferred shall be the Mandatory Redemption Obligation (as defined in the Series H Certificate of Designation).

     Furthermore, solely for purposes of clarification, the parties hereto agree that under Section 3(b) of the Series H Certificate of Designation, the election to treat a Sale (as defined in the Series H Certificate of Designation) as a Liquidation (as defined in the Series H Certificate of Designation) need only be made by a majority of the then issued and outstanding Series H Preferred.

     The Company covenants to use its best efforts to seek stockholder approval at the next meeting of stockholders of the Company for a revised Series H Preferred Certificate of Designation containing the rights, preferences and privileges granted to Nortel Networks herein. This Agreement will terminate upon Nortel Networks’ approval of such revised Series H Certificate of Designation that contains the matters set forth herein and Nortel Networks’ receipt of a file-stamped copy of such revised Certificate of Designation by the Secretary of State of the

State of Delaware (the “Secretary of State”). Notwithstanding the foregoing, Nortel Networks may not unreasonably withhold its consent if the Series H Certificate of Designation to be filed with the Secretary of State contains identical rights to those outlined above, provided, however, that the Series H Certificate of Designation to be filed shall provide that the holders of a majority of the Series H Preferred may request redemption upon a sale of a majority of the assets of the Company as provided in Section 6(a) and 7(v)(ii) of the Series H Certificate of Designation as in effect on the date hereof.

     This Agreement will be governed and construed in accordance with the laws of the State of New York. This Agreement may be changed, modified or amended only by a writing signed by all parties hereto. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument.

     If the foregoing comports with your understanding of our agreement, please so indicate by signing this Agreement in the space provided below, whereupon this Agreement shall evidence the binding obligations between us.

Very truly yours,

FIBERNET TELECOM GROUP, INC a Delaware corporation

By:	/s/ Michael S. Liss
Michael S. Liss President and Chief Executive Officer

ACKNOWLEDGED:

NORTEL NETWORKS INC.

By:	/s/ Elias Makris
Name:	Elias Makris
Title:	Director, Customer Finance